September 30, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4561
Attention:	David Lyon Kathryn McHale
Re:	Northrim Bancorp, Inc. Form 10-K for the fiscal year ended December 31, 2009 Form 10-Q for the fiscal quarter ended March 31, 2010 Form 10-Q for the fiscal quarter ended June 30, 2010 File No. 0-33501
Dear Mr. Lyon:
On behalf of our client, Northrim BanCorp, Inc., an Alaska corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, reference is made to your letter dated September 1, 2010, containing certain comments regarding the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2009 and Forms 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010. We have carefully reviewed and considered each comment contained in that letter, and would respectfully submit in response the proposed actions indicated below. For ease of reference, each of your comments is set forth below with our response set forth immediately below.
Staff Comment No. 1: Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Allowance for Loan Losses, page 28
1.	We note from your allocation of the allowance for loan losses on page 30 that your unallocated allowance is approximately 55%, 41%, and 22% of your total allowance for loan losses at December 31, 2009, 2008, and 2007, respectively. Further we note that you have been in business since 1990, and accordingly would have a substantial operating history from which to draw in evaluating your historical loss rates. Please tell us and revise future filings to more clearly describe how you arrived at the allowance for loan losses amounts allocated to the various loan categories versus the unallocated amount, including:

Securities and Exchange Commission
Division of Corporation Finance
September 30, 2010

a.	Specifically and separately disclose where your specific reserves for identified impaired loans are reflected in the allocation table.

b.	Similarly, specifically and separately disclose where your formula-based reserve amounts are reflected in the allocation table.

c.	If the formula-based amounts are reflected in the unallocated line item, revise to add a paragraph below the table to disclose that fact and to separately quantify the amount of such formula-based reserves as calculated for each loan category.

d.	Bridge the gap between the unallocated reserve of 55% to the allocated allowance for real estate term of 4% though real estate term loans made up 46% of the loan portfolio and had $2.5 million of charge-offs during 2009.
RESPONSE: The Company maintains an Allowance for Loan Losses (the “Allowance”) to reflect inherent losses from its loan portfolio as of the balance sheet date. In determining its total Allowance, the Company first estimates a specific allowance for impaired loans. This analysis is based upon a specific analysis for each impaired loan, including appraisals on loans secured by real property, management’s assessment of the current market, recent payment history and an evaluation of other sources of repayment. Then the Company estimates a general allowance for all other separately identifiable classes of loans that were not impaired in accordance with our internal risk classification system for loans that have higher risk within the portfolio based on management’s judgment.
(a) Specific Reserves
For the year ended December 31, 2009, the Company determined the allocated portion of the Allowance by first calculating a specific allowance for impaired loans in accordance with the accounting guidance in ASC Topic 310-10-35. The specific allowance for impaired loans is included within each portfolio segment by type in the allowance allocation table. We will revise future filings to include a footnote to our allowance allocation table to specifically note where the reserves for impaired loans are included in the tabular presentation.
(b) General Reserves
The Company identified the following classes of loans not considered impaired at December 31, 2009 and as of June 30, 2010 for purposes of establishing the allocated portion of the general reserve of the Allowance. In management’s judgment, these identifiable classes of loans carried higher levels of risk based upon our operating history and were subject to our formula based methodology:
•	Special mention loans: Loans in this category have deteriorated sufficiently that they would have difficulty in refinancing; similarly, purchasers of the business would not be eligible for bank financing unless they represent a significantly stronger credit risk. There is deterioration of financial condition or collateral value, still reasonably secured by collateral or net worth. Although the bank is presently protected from loss,

Securities and Exchange Commission
Division of Corporation Finance
September 30, 2010

potential weaknesses are apparent which, if not corrected, could cause future problems.

•	Substandard loans: Loans in this category are those that are no longer adequately protected due to declining net worth, lack of earning capacity, or insufficient collateral. The possibility for loss of some portion of the loan principal cannot be ruled out. Loans exhibit well-defined weaknesses that bring normal repayment into jeopardy.

•	Doubtful loans: Loans in this category exhibit the same weaknesses as those classified “Substandard” but the traits are more pronounced. Collection in full is improbable, however the extent of the loss may be indeterminable due to pending factors which may yet occur that could salvage the loan, such as possible pledge of additional collateral, sale of assets, merger, acquisition or refinancing.

•	Loans made to retail and general wholesale businesses.

•	Loans collateralized by accounts receivable, inventory, furniture fixtures and equipment.

•	Loans for raw land, land development, and speculative construction loans with expected sellout of greater than one year.
Special mention loans, substandard loans and doubtful loans are classes of loans that are included in the Company’s internal risk classifications. These classifications are based in large part upon regulatory definitions for classified loans. The other loan classes listed above are separately identifiable classes of loans which management believes are subject to higher levels of risk based on our operating history.
The loss factors that the Company applied to each class of loans within the various risk classifications were based primarily on industry standards, input from our regulators, and management’s own judgment. Management’s judgment was based on average historical losses incurred by the Company for various portfolio classes. The formula based reserve for these loans was included in the allocation table by loan type. We will revise future filings to include a general allowance allocation for each loan type that is based on average historical losses as adjusted for qualitative factors.
(c) Unallocated Reserves
For the year ended December 31, 2009 and as of June 30, 2010, the Company designated the remaining balance of the Allowance as unallocated. Accordingly, the unallocated line item does not include any formula based amounts. Rather, the unallocated portion of the Allowance was analyzed based on a review of three year average loan loss rates for loans which did not have a specific or general allocation as described above, combined with other qualitative factors. The Company validated the unallocated portion of the Allowance by back testing it in relation to the average historical loss rates for all loan classes that were not included in the calculation of the allocated portion of the Allowance as described above as adjusted by qualitative factors including the size and mix of the loan portfolio, historical and recent credit performance of the loan portfolio (including the absolute level and trends in

Securities and Exchange Commission
Division of Corporation Finance
September 30, 2010

delinquencies and impaired loans), national and local economic trends, business conditions, underwriting policies and standards, and ratio analysis. The unallocated portion of the Allowance was analyzed in relation to a range of these adjusted average historical loss rates.
In the second quarter of 2010, the Company began working on an expanded analysis of average historical losses segregated by both major loan segments and classes, which includes our internal risk rating system. Starting with the Company’s Form 10-Q for the quarter ending September 30, 2010 and going forward, the Company’s Allowance will be calculated using these average historical net loss rates calculated by loan segment and class over a three year period, adjusted for similar qualitative factors discussed above. The Company also utilized a three year period to analyze losses on the unallocated portion of the Allowance in the legacy methodology. The unallocated portion of the Allowance will continue to be reviewed under the revised methodology based on management’s assessment of the overall Allowance in light of average historical loss factors as adjusted by qualitative factors.
The Company performed a retrospective review of the Allowance at December 31, 2009, March 31, 2010 and June 30, 2010 using the revised methodology described above. The following table summarizes what the Allowance would have looked like at these period ending dates if the Company had used the revised methodology to calculate the Allowance:

		December 31, 2009				March 31, 2010				June 30, 2010

		Impaired	Formula-based			Impaired	Formula-based			Impaired	Formula-based
Allownace applicable to:	Total	Loans	Amounts	Other	Total	Loans	Amounts	Other	Total	Loans	Amounts	Other

Commercial	$4,964	$850	$4,114	—	$5,530	$1,190	$4,340	—	$6,164	$167	$5,997	—
Construction	2,156	869	1,287	—	1,708	633	1,075	—	1,619	531	1,088	—
Real estate term	2,680	143	2,537	—	3,375	118	3,257	—	4,641	121	4,520	—
Home equity lines and other consumer	501	1	500	—	520	1	519	—	625	1	624	—
Unallocated	2,807	—	—	2,807	2,913	—	—	2,913	1,378	—	—	1,378

Total	$13,108	$1,863	$8,438	$2,807	$14,046	$1,942	$9,191	$2,913	$14,427	$820	$12,229	$1,378

The following table shows the reported allocation of the Allowance based on the legacy methodology. This table also addresses the questions in items 1a and 1b:

		December 31, 2009				March 31, 2010				June 30, 2010

		Impaired	Formula-based			Impaired	Formula-based			Impaired	Formula-based
Allowance applicable to:	Total	Loans	Amounts	Other	Total	Loans	Amounts	Other	Total	Loans	Amounts	Other

Commercial	$3,962	$850	$3,112	—	$4,838	$1,190	$3,648	—	$4,834	$167	$4,667	—
Construction	1,365	869	496	—	1,197	633	564	—	1,281	531	750	—
Real estate term	565	143	422	—	714	118	596	—	1,692	121	1,571	—
Home equity lines and other consumer	50	1	49	—	72	1	71	—	75	1	74	—
Unallocated	7,166	—	—	7,166	7,225	—	—	7,225	6,545	—	—	6,545

Total	$13,108	$1,863	$4,079	$7,166	$14,046	$1,942	$4,879	$7,225	$14,427	$820	$7,062	$6,545

The Company reviewed the Allowance for the year ending December 31, 2009 and the quarters ending March 31, 2010 and June 30, 2010 both in total and by loan category using both the legacy methodology applied through June 30, 2010 and the revised methodology

Securities and Exchange Commission
Division of Corporation Finance
September 30, 2010

that will be applied starting with the quarter ending September 30, 2010. The most significant change in the Allowance using the revised methodology for each of these periods is a larger allocation to the real estate sector of the Company’s loan portfolio. Additionally, the formula based allocations for the commercial, construction and home equity lines and other consumer mortgages also increase under the revised methodology. The reason for these changes arises from the fact that the Company did not calculate a specific allocation by loan segment for loans risk rated as watch or better under the legacy methodology. Rather, these loans were grouped into the unallocated segment of the Allowance calculation. The calculation of the unallocated portion of the Allowance under the legacy methodology was based on three year average historical loss rates as adjusted for qualitative factors. The revised methodology results in a different allocation of the segments of the Allowance but does not indicate that the overall Allowance is inadequate or misstated. This is due to the fact that both methodologies utilize three year average historical loss rates, as adjusted for qualitative factors, to analyze the overall allowance. The revised methodology simply refines the calculation to allocate the Allowance to the individual loan categories.
(d) Unallocated Reserve to Allocated Allowance for Real Estate Term
As noted above, prior to September 30, 2010, the Company calculated its Allowance by taking specific allocations for impaired and quality graded loans as well as other specific classes of loans. The remaining unallocated balance of the Allowance was reviewed in light of average historical loss rates for the unallocated loans as adjusted for qualitative factors. At December 31, 2009, the Company allocated $565,000 of its $13,108,000 Allowance to its commercial real estate portfolio based upon its allocations for impaired and formula-based amounts as indicated in the above table. The $2.5 million in commercial real estate charge-offs incurred in 2009 were a component of the Company’s calculation of its average historical loss history for unallocated loans and used to analyze the unallocated portion of the Company’s allowance.
Please be advised that the Company will revise future filings to describe the revised methodology and to more clearly describe how we arrived at the allowance for loan losses amounts allocated to the various loan segments and classes versus the unallocated amount.
Staff Comment No. 2: Form 10-O for the Quarter Ended June 30, 2010
Item 1. Financial Statements
Notes to the Consolidated Financial Statements
Note 7, Variable Interest Entities, page 13
2.	We note your disclosure on page 13 that you determined Elliott Cove was a variable interest entity (VIE) based on the $0.75 million outstanding line of credit you provided them as of June 30, 2010. In addition, we note your disclosure on page 60 of the Form 10-K that you also provide RML Holding Company, another affiliate, with a $15 million committed line of credit with an outstanding balance of $11.2 million at December 31, 2009. Please explain to us how you determined that Elliott Cove was a

Securities and Exchange Commission
Division of Corporation Finance
September 30, 2010

VIE and RML was not though additional financial support was provided by you to both entities. We note your reference to ASC 810-10-50-12 and 50-13, respectively. Please refer to any additional guidance you used in your determination and provide sufficient details supporting your current accounting.
RESPONSE: The Company determined whether or not both Elliott Cove and RML Holding Company (“RML”) are variable interest entities (“VIEs”) in accordance with ASC 810-10-15-14 and 810-10-25-45 through 47, including the following criteria found in ASC 810-10-15-14: “A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist: The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders...” Furthermore, ASC 810-10-25-45 states that “an equity investment at risk of less than 10 percent of the legal entity’s total assets shall not be considered sufficient to permit the legal entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient.”
Based on the above guidance, the Company determined that Elliott Cove is a VIE because the majority owner provides additional subordinated financial support in the form of a 50% guarantee on a line of credit that the Company provides to Elliott Cove. Furthermore, Elliott Cove does not have access to any other financial support through other institutions, nor is it likely that Elliott Cove would be able to obtain additional lines of credit based on their operational losses to date and their resulting lack of equity. Additionally, the equity investment in the entity, which is provided by the Company and the majority owner, is not adequate to finance the activities of Elliott Cove.
Conversely, the Company determined that RML is not a VIE based on the same guidance. While the Company also provides a line of credit to RML which is also guaranteed by the other owners of RML, RML has other available lines of credit with unrelated financial institutions which have been in place for many years. Additionally, RML has been profitable for many years and has sufficient capital to support its operations. RML had $17.9 million in equity and net income of $9.1 million (as compared to $87.8 million in assets) as of December 31, 2009 (see Note 9 in the Company’s Form 10-K for the year ended December 31, 2009). As such, the total equity investment in the entity, which is provided by the Company and the other owners, is adequate to finance the activities of RML. Therefore, we concluded that RML is not a VIE.
Staff Comment No. 3:
3.	In addition, we note from your disclosures that you determined you did not have a controlling interest in Elliott Cove. Please tell us and include in future filings, the specific facts and circumstances you considered in your determination that you did not have the power to direct the significant activities nor an obligation to absorb losses or right to

Securities and Exchange Commission
Division of Corporation Finance
September 30, 2010

receive benefits that could potentially be significant to Elliott Cove. Please include your consideration of the outstanding loan with Elliott Cove in your response and provide the specific guidance you relied upon in your determination.
RESPONSE: The Company determined that we do not have a controlling interest in Elliott Cove based on the guidance in Statement of Financial Accounting Standard 167, Amendments to FASB Interpretation 46(R) (as amended) (“SFAS 167”) as codified in ASC 810-10-35. SFAS 167 amended FIN 46(r) to include paragraph 1A which states that “The enterprise with a variable interest or interests that provide the enterprise with a controlling financial interest in a variable interest entity will have both of the following characteristics: a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.
The Company determined that it does not have the power to direct the activities of Elliott Cove that would most significantly impact Elliott Cove’s performance. Therefore, because the Company does not meet both of the characteristics set forth in SFAS 167, the Company determined that it does not have a controlling interest in Elliot Cove. The facts and circumstances that contributed to our assessment are as follows:
a.	Neither the Company nor any members of the Company’s management have control over the budgeting or operational processes of Elliott Cove.

b.	While the President, CEO and Chairman of the Company is a member of Elliott Cove’s board, he does not exert influence on decisions beyond Northrim Investment Services Company’s ownership percentage in Elliott Cove.

c.	The Company has no veto rights with respect to decisions affecting the operations of Elliott Cove
The Company has the obligation to absorb losses of Elliott Cove up to its ownership percentage of 47.6%. There are no caps or guarantees on returns, and there are no protections to limit any investor’s share of losses. Additionally, the Company provides Elliott Cove with a $750,000 line of credit. This line includes a 50% personal guarantee by the majority owner of Elliott Cove. Therefore, the Company does have the obligation to absorb losses and the right to receive benefits that could be significant to Elliott Cove and which, as a result of it’s exposure to 50% of any losses incurred on the line of credit that the Company has extended to Elliott Cove, may be greater than the Company’s 47.6% ownership therein.
However, the guidance in SFAS 167 requires that the Company have both the power to control the activities of Elliott Cove that most significantly impact its economic performance, and the obligation to absorb losses or the right to receive benefits from Elliott Cove that could potentially be significant to Elliott Cove. The Company has determined that the facts and circumstances of its relationship with Elliott Cove including its overall involvement in the operations, decision-making capabilities and proportionate share in earnings and losses

Securities and Exchange Commission
Division of Corporation Finance
September 30, 2010

does not satisfy the criteria for a controlling interest because it does not have the power to direct the activities of Elliott cove according to the requirements of SFAS 167.
Please be advised that the Company will expand its disclosure in future filings to include the specific facts and circumstances considered in its determination that the Company does not have the power to direct the significant activities of Elliot Cove.
Staff Comment No. 4: Note 10, Fair Value of Assets and Liabilities, page 14
4.	We note from your disclosure on page 17 that the impairment in other real estate owned was due to changes in the estimated costs to complete for construction projects foreclosed upon. Please tell us and include in future filings your valuation technique(s) for your other real estate owned similar to your discussion on page 26 for impaired loans.
RESPONSE: The Company’s Form 10-K for the year ended December 31, 2009 includes a discussion of critical accounting policies on pages 18 and 19. Page 19 includes a discussion of the Company’s accounting policy for the valuation of other real estate owned in which we indicate that estimated costs to complete projects are a significant input in determining the value of other real estate owned.
The Company uses either in-house evaluations or external appraisals to estimate the fair value of other real estate owned as of each reporting date. The Company’s determination of which method to use is based upon several factors. The Company takes into account compliance with legal and regulatory guidelines, the amount of the loan, the size of the assets, the location and type of property to be valued and how critical the timing of completion of the analysis is to the assessment of value. Those factors are balanced with the level of internal expertise, internal experience and market information available, versus external expertise available such as qualified appraisers, brokers, auctioneers and equipment specialists.
The Company uses external sources to estimate fair value for projects that are not fully constructed as of the date of valuation. These projects are generally valued as if complete, with an appropriate allowance for cost of completion, including contingencies developed from external sources such as vendors, engineers and contractors. The Company believes that recording other real estate owned that is not fully constructed based on as if complete values is more appropriate than recording other real estate owned that is not fully constructed using as is values. We concluded that as if complete values are appropriate for these types of projects based on the guidance for capitalization of project costs and subsequent measurement of the value of real estate contained in ASC 970-340. ASC 970-340-35-1 specifically states that estimates and cost allocations must be reviewed at the end of each reporting period and reallocated based on revised estimates. The Company adjusts the carry value of other real estate owned in accordance with this guidance for increases in estimated cost to complete that exceed the fair value of the real estate at the end of each reporting period.

Securities and Exchange Commission
Division of Corporation Finance
September 30, 2010

Please be advised that the Company will expand its disclosure in future filings to include a discussion of the valuation technique(s) described above which are used for our other real estate owned.
Staff Comment No. 5: Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation
Credit Quality and Nonperforming Assets, page 20
5.	We note your disclosure that construction and development projects in other real estate owned were substantially complete and being marketed. In addition, we note from your statement of cash flows that loans for the sale of other real estate owned were made totaling $0, $2.6 million, and $1.9 million during the fiscal year 2008, 2009, and first half of 2010. Please tell us and revise future filings to disclose if your underwriting policies and procedures for these loans are different from your standard policies and procedures. If so, please provide a discussion of the underwriting policies and procedures for loans initiated for the sale of other real estate owned.
RESPONSE: Our underwriting policies and procedures for loans to facilitate the sale of other real estate owned are no different than our standard loan policies and procedures.
Please be advised that the Company will revise its disclosure in future filings to include a statement that our underwriting policies and procedures for loans to facilitate the sale of other real estate owned are not different than our standard loan policies and procedures.
Staff Comment No. 6: Financial Condition
Analysis of Allowance for Loan Losses, page 26
6.	We note your disclosure that for your collateral-dependent impaired loans the fair value is based on in-house evaluations or external appraisals. Please tell us and revise your future filings to disclose how you determine which of the valuation methods to use in your measurement of impairment for collateral-dependent loans. In addition, please disclose where in the fair value hierarchy you classify these valuation techniques.
RESPONSE: The Company uses either in-house evaluations or external appraisals to estimate the fair value of collateral-dependent loans as of each reporting date. The Company’s determination of which method to use is based upon several factors. The Company takes into account compliance with legal and regulatory guidelines, the amount of the loan, the size of the assets, the location and type of collateral to be valued, and how critical the timing of completion of the analysis is to the assessment of value. Those factors are balanced with the level of internal expertise, internal experience and market information available, versus external expertise available such as qualified appraisers, brokers, auctioneers and equipment specialists.

Securities and Exchange Commission
Division of Corporation Finance
September 30, 2010

The Company uses external sources to estimate fair value for projects that are not fully constructed as of the date of valuation. These projects are generally valued as if complete, with an appropriate allowance for cost of completion, including contingencies developed from external sources such as vendors, engineers and contractors.
The Company classifies fair value measurements using observable inputs, such as external appraisals, as level 2 valuations in the fair value hierarchy, and unobservable inputs, such as in-house evaluations, as level 3 valuations in the fair value hierarchy.
In future filings, the Company will disclose how we determine which valuation methods to use in our measurement of impairment for collateral-dependent loans and how we classify such loans in the fair value hierarchy.
Staff Comment No. 7:
7.	We note from your disclosure on page 27 that the unallocated portion of your allowance was 45% of total allowance for loan losses and has consistently increased since 2007. In addition, we note the increase in the unallocated reserve is based primarily on management’s consideration of other qualitative factors, which include current economic environment, charge-off ratios, and historical experience with unidentified risk in the loan portfolio. While recognizing that there may be general effects of the current economic environment that impact all categories of loans, it is unclear why you would not reflect the allowance related to the impact of historical experience and charge-offs of loans to those respective loan categories rather than the unallocated allowance. Please more clearly explain how you determined not to allocate such identifiable amounts to their respective categories.
RESPONSE: Prior to September 30, 2010, the Company designated the Allowance related to non-classified loans (loans that are risk rated “watch” or better using the Company’s internal risk classifications) as part of the unallocated portion of the Allowance. As the allocation for expected losses on these loans has increased, based on average historical loss experience adjusted for qualitative factors, the unallocated portion of the Company’s Allowance has increased. This portion of the Allowance was classified as unallocated as described in #1 above consistent with the application of the Company’s Allowance methodology from prior periods. Beginning with the quarter ending September 30, 2010, and all future filings the Company will classify the allocation of the Allowance for these loans as a component of the allocated portion of the Allowance by major loan category and risk rating. The revised methodology utilizes average historical loss rates that are adjusted for qualitative factors that are allocated to the respective loan categories rather than to the unallocated portion of the Allowance. Please see the analysis provided in the response to question #1 for a review of this method and its application to the Allowance for the year ending December 31, 2009 and the quarters ending March 31, 2010 and June 30, 2010.

Securities and Exchange Commission
Division of Corporation Finance
September 30, 2010

Staff Comment No. 8: Schedule 14A
Compensation Discussion and Analysis
8.	We note your disclosure on page 10 where you address mitigating risk; however, it is unclear whether the compensation committee has concluded that the compensation policies are not “reasonably likely to have a material adverse effect on the registrant,” as contemplated by Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
RESPONSE: As of December 31, 2009 the compensation committee had concluded that the compensation policies were not reasonably likely to have a material adverse effect on the Company. Please be advised that the Company will revise its disclosure in future filings to include a statement to that effect.
Staff Comment No. 9: Grants of Plan-Based Awards, page 28
9.	We note that you have not included the specific threshold, target, and maximum awards for each executive officer in this table. This information is required, whether or not payments were made to executive officers. Please provide the staff with proposed revised disclosure and revise future filings accordingly. Refer to Instruction 2 to Item 402(d) of Regulation S-K.
RESPONSE: The table below includes the specific threshold, target, and maximum awards for each executive officer for the year ended December 31, 2009.
GRANTS OF PLAN-BASED AWARDS

							Exercise
					All Other Stock	All Other Option	or Base	Grant Date
					Awards: Number	Awards: Number	Price of	Fair Value of
		Estimated Future Payouts Under Non-			of Shares of	of Securities	Option	Stock and
		Equity Incentive Plan Awards			Stock or Units	Underlying	Awards	Option
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	(#)	Options (#)	($/Sh)	Awards ($)
			(1)		(2)	(3)	(4)	(5)
R. Marc Langland	11/18/2009	21,385	129,605	140,297	2,102	1,808	$16.28	$42,772
Joseph M. Schierhorn	11/18/2009	11,138	67,502	74,928	2,614	2,992	$16.28	$56,708
Christopher N. Knudson	11/18/2009	11,613	70,383	78,125	2,294	2,397	$16.28	$48,684
Joseph M. Beedle	11/18/2009	11,880	72,000	79,920	2,614	2,992	$16.28	$56,708
Steven L. Hartung	11/18/2009	9,900	60,000	66,600	2,614	2,992	$16.28	$56,708

Securities and Exchange Commission
Division of Corporation Finance
September 30, 2010

Please be advised that the Company will revise its disclosure in future filings to include the specific threshold, target, and maximum awards for each executive officer in the Grants of Plan-Based Awards table.
*****
The Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (206) 757-8009 or my colleague Marcus Williams at (206) 757-8170 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours, Davis Wright Tremaine LLP
/s/ Laura Baumann
Laura Baumann